REtokens USA Inc.
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
CONSOLIDATED BALANCE SHEET	4
CONSOLIDATED STATEMENTS OF OPERATIONS	5
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6
CONSOLIDATED STATEMENTS OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	12
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	12
NOTE 5 – LIABILITIES AND DEBT	13
NOTE 6 – EQUITY	14
NOTE 7 – SUBSEQUENT EVENTS	15

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: REtokens USA, Inc. Management

We have reviewed the accompanying financial statements of REtokens USA, Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2025 & 2024 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 17, 2026

RETOKENS USA INC.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	40,402	402,854
Restricted Cash		300,000	300,000
Accounts Receivable		100,000	10,000
Other Current Assets		59,891	25,032
Total Current Assets		500,293	737,886
Non-Current Asset:			
Right of Use Asset		7,889	17,699
Total Non-Current Asset		7,889	17,699
TOTAL ASSETS	$	508,182	755,585
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	86,383	18,461
Loans Payable - ST		428,500	-
Operating Lease Liability - ST		7,889	9,811
Other Current Liabilities		8,093	9,567
Total Current Liabilities	$	530,865	37,839
Non-Current Liabilities:			
Operating Lease Liability - LT		-	7,889
Loans Payable	$	175,000	375,000
Total Non-Current Liabilities	$	175,000	382,889
TOTAL LIABILITIES		705,865	420,728
EQUITY			
Common Stock	$	1,105	1,105
Preferred Stock		195	195
Additional Paid-in Capital		1,463,962	1,463,700
Accumulated Deficit		(1,662,945)	(1,130,143)
TOTAL EQUITY	$	(197,683)	334,857
TOTAL LIABILITIES AND EQUITY	$	508,182	755,585

See Accompanying Notes to these Unaudited Financial Statement

RETOKENS USA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Service Revenue	$	571,000	45,001
Cost of Sales		1,552	72,761
Gross Profit	$	569,448	(27,760)
Operating Expenses			
Advertising and Marketing	$	80,276	49,986
Payroll		239,321	280,337
Research and Development		84,358	102,985
Operating Lease Expense		10,800	10,800
General and Administrative		634,890	356,670
Total Operating Expenses		**1,049,645**	**800,778**
Total Loss from Operations	$	**(480,197)**	**(828,538)**
Other Income (Expense)			
Other Income		263	3,976
Interest Expense	$	(52,868)	(5,879)
Total Other Income (Expense)		**(52,605)**	**(1,903)**
Net Loss	**$**	**(532,802)**	**(830,441)**

See Accompanying Notes to these Unaudited Financial Statements

RETOKENS USA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/2024	11,040,000	1,104	1,420,502	142	1,078,754	(299,702)	780,298
Issuance of Common Stock	10,000	1	-	-	-	-	1
Issuance of Preferred Stock	-	-	528,335	53	-	-	53
Additional Paid-in Capital	-	-	-	-	384,946	-	384,946
Net Loss	-	-	-	-	-	(830,441)	(830,441)
Ending balance at 12/31/24	11,050,000	1,105	1,948,837	195	1,463,700	(1,130,143)	334,857
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	262	-	262
Prior Period Adjustment	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(532,802)	(532,802)
Ending balance at 12/31/24	11,050,000	1,105	1,948,837	195	1,463,962	(1,662,945)	(197,683)

See Accompanying Notes to these Unaudited Financial Statements

RETOKENS USA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(532,802)	(830,441)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Decrease (Increase) in:			
Accounts Receivable		(90,000)	(10,000)
Other Current Assets		(34,859)	(21,699)
Increase (Decrease) in:			
Accounts Payable		67,921	17,024
Other Current Liabilities		(1,474)	9,567
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(58,412)	(5,108)
Net Cash used in Operating Activities	$	(591,214)	(835,549)
INVESTING ACTIVITIES			
Acquisition of Fixed Assets		-	-
Net Cash used Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Loans	$	228,500	375,000
Additional Paid-in Capital		262	385,000
Net Cash provided by Financing Activities	$	228,762	760,000
Unrestricted and Restricted Cash at the beginning of period		702,854	778,403
Net Cash increase (decrease) for period	$	(362,452)	(75,549)
Unrestricted and Restricted Cash at the end of period	$	340,402	702,854

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

REtokens USA, Inc. (the "Company") was incorporated on June 19, 2023, in Wyoming and operates primarily from its headquarters in Washington State. The Company develops and operates a technology platform enabling the tokenization, issuance, and secondary trading of private real-estate investments, providing issuers and investors with digital asset securities infrastructure, including tokenization services, programmed compliance, automated settlement, and marketplace trading capabilities.

The Company serves as the parent holding company, owning 100% of REtokens Financial Group LLC, REtokens Solutions LLC, and REtokens Innovations LLC, and indirectly REtokens Capital LLC (owned by REtokens Financial Group LLC). REtokens Capital LLC, a FINRA-member broker-dealer, is expected to provide success-based placement fees and issuer service fees for primary offerings. REtokens Solutions LLC is intended to support platform engineering and technology operations, while REtokens Innovations LLC is intended to manage intellectual property, proprietary code, and long-term technology development. The Company serves both U.S. and international issuers and investors.

The Company plans a Regulation Crowdfunding ("Reg CF") offering in 2026 to support platform expansion, continued technology development, and growth of issuer onboarding and marketplace operations.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. Two customers accounted for more than 10% of receivables as of December 31, 2025 and 2024. The Company has not pledged or factored any accounts receivable.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to raise additional capital through equity offerings, grow revenues from its primary and secondary marketplace activities, manage operating expenses and headcount to extend the cash runway, and build issuer and investor pipelines to accelerate marketplace activity and cash inflows. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The Company is the parent of wholly owned subsidiaries, including REtokens Financial Group LLC, REtokens Capital LLC, REtokens Solutions LLC, and REtokens Innovations LLC. REtokens Capital LLC is held indirectly through REtokens Financial Group LLC.

In 2024, the subsidiaries had no material operations and no intercompany activity. In 2025, only REtokens Capital LLC had operating activity, and its accounts were consolidated with those of the Company; all significant intercompany balances and transactions were eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents; however, the Company did not have any cash equivalents as of December 31, 2025 or December 31, 2024. The Company had total cash of $40,402 and $402,854 as of December 31, 2025 and December 31, 2024, respectively.

Restricted Cash

Restricted cash represents cash that is legally or contractually restricted from being used for general business operations and is not available for immediate use. As of December 31, 2025 and December 31, 2024, the Company had total restricted cash of $300,000, maintained by the Company's broker-dealer subsidiary to satisfy regulatory capital requirements.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. The following two customers below accounted for more than 10% of outstanding receivables as of the balance sheet date.

Customer	2025	2024
Polymesh Labs Ltd.	100%	-
Multi-Family Freedom Fund 2 LLC	-	100%

The Company's accounts receivable as of December 31 is shown below:

Description	2025	2024
Trade Accounts Receivable	100,000	10,000
Less: Allowance for Doubtful Accounts	-	-
Totals	**100,000**	**10,000**

Allowance for Doubtful Accounts

Management believes any allowance for doubtful accounts is adequate to absorb potential losses. The allowance is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance in 2024 and 2025 were as follows:

Description	2025	2024
Balance at Beginning of Year	-	-
Provision Charged to Expense	10,000	-
Write-Offs	(10,000)	-
Balance at End of Year	-	-
Totals	**-**	**-**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

For the years ended December 31, 2024 and 2025, the Company generated revenue primarily from onboarding and issuer fees, consulting and technology/platform development services, and related support services. For onboarding, issuer, and platform/service fees related to a defined service period, revenue is recognized over the service term (typically 1–12 months) on a straight-line basis as the Company provides access to its platform and ongoing support. For milestone-based technology and platform development services, revenue is recognized as each milestone is achieved and the related deliverables are accepted by the customer, when the performance obligation for that milestone is satisfied and the consideration is fixed and collectible.

The Company is also developing additional revenue streams, including broker-dealer success and placement fees for primary offerings and transaction fees from secondary-market trades, which are expected to become more significant as the Company's marketplaces scale. These revenues will be recognized when the related services or trades are executed (for example, at closing for primary offerings and on the trade date for secondary-market transactions), with payments generally collected at or shortly after those events.

For the year ended December 31, 2025, revenue from Polymesh Labs Ltd. totaled approximately $561,000 and represented approximately 98% of the Company's 2025 service revenue, primarily related to milestone-based technology and platform development services under the Polymesh Ecosystem Development Fund program.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are recognized as costs are incurred.

General and Administrative

General and administrative expenses consist of costs incurred in the ordinary course of business that are not directly attributable to revenue-generating activities and include memberships and subscriptions, accounting and consulting fees, legal fees, software and applications, and other operational expenses and are expensed as costs are incurred.

Research and Development

Research and development expenses consist of software research and development expenses and are recognized as costs are incurred.

Income Taxes

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between net loss reported in the financial statements and the amounts reported in the 2024 income tax returns primarily relate to temporary differences for depreciation and accruals/other items and a net operating loss carryforward of approximately $138,000. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's majority shareholder, Tyler Vinson, serves as Chief Executive Officer of the Company and as Head of Business Development of its broker-dealer subsidiary, REtokens Capital LLC. Mr. Vinson received total compensation of approximately $53,667 in connection with these roles for the year ended December 31, 2025, and approximately $88,000 for the year ended December 31, 2024.

David M. Kirschbaum, also a majority shareholder and the Company's Chief Operating Officer, received compensation of approximately $88,000 for the year ended December 31, 2025, and approximately $84,000 for the year ended December 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office space in Spokane Valley, Washington, under a month-to-month arrangement from Community First Properties 8 LLC, which may be terminated by either party with 30 days' notice and automatically expires on September 30, 2026. As the arrangement qualifies for the short-term lease exemption under ASC 842, lease payments of $200 per month are expensed on a straight-line basis with no right-of-use asset or lease liability recognized.

The Company also leases approximately 500 square feet of office space in Spokane Valley, Washington under a noncancellable operating lease with Extant Building LLC, which commenced on October 1, 2023 and expires on September 30, 2026. The lease provides for monthly base rent of $900 on an all-inclusive basis covering utilities, internet, and janitorial services, with no renewal options, tenant improvements, or significant variable or contingent payments. The Company determined the rate implicit in the lease is not readily determinable and therefore uses an incremental borrowing rate of 8% to measure the right-of-use asset and lease liability in accordance with ASC 842.

The Company's lease arrangements and related quantitative disclosures for the year ended December 31, 2025 are summarized in the following table.

	Year Ending
Lease expense	2025-12
Operating lease expense	10,800
Total	10,800
Other Information	
Operating cash flows from operating leases	10,800
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for operating leases	8%
Maturity Analysis	Operating
2026-12	8,100
2027-12	-
2028-12	-
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	8,100
Less: present value discount	(211)
Total lease liabilities	7,889

NOTE 5 – LIABILITIES AND DEBT

The Company entered into several unsecured promissory notes and a line-of-credit arrangement during 2024 and 2025, as follows.

On October 31, 2024, the Company entered into an unsecured promissory note with Mountain Properties LLC in the principal amount of $300,000, bearing interest at 10% per annum, with interest-only payments of $2,500 and the principal due in a lump sum at maturity on November 1, 2026. On December 1, 2024, the Company entered into a second unsecured promissory note with Mountain Properties LLC in the principal amount of $75,000, bearing interest at 8.5% per annum, with interest-only payments of $625 and the principal due in a lump sum at maturity on January 1, 2027.

On June 18, 2025, the Company entered into an unsecured promissory note with Green Mountain Properties LLC in the principal amount of $55,000, bearing interest at 10% per annum, with interest-only monthly payments of $458.33 and the principal due in a lump sum on January 18, 2026.

On December 5, 2025, the Company entered into an unsecured promissory note with GR Valleyway LLC in the principal amount of $50,000, bearing interest at 12% per annum on the unpaid principal, requiring a principal payment of $25,000 on or before January 31, 2026, with the remaining principal and all accrued interest due on or before February 28, 2026; the note is unsecured and may be prepaid in whole or in part at any time without penalty.

During 2025, the Company also made total draws of $23,500 on a line of credit with Mountain Properties LLC. As of December 31, 2025, the maximum borrowing limit, interest terms, maturity date, and security provisions for this line of credit had not been formally established; however, draws were permitted based on the established lending relationship between the parties, as evidenced by existing loan arrangements with the same counterparty, and, accordingly, the outstanding balance is considered due on demand and has been classified as a current liability

Details of the promissory notes' balances and maturities are as follows:

				For the Year Ended December 2025				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Note	300,000	10.0%	2026	300,000	-	300,000	-	-	300,000	300,000	-
Promissory Note	75,000	8.5%	2027	-	75,000	75,000	-	-	75,000	75,000	-
Promissory Note	55,000	10.0%	2026	55,000	-	55,000	-	-	-	-	-
Promissory Note	100,000	8.5%	2030	-	100,000	100,000	-	-	-	-	-
Promissory Note	50,000	12.0%	2026	50,000	-	50,000					
Line of Credit	23,500	0.0%	On Demand	23,500	-	23,500	-	-	-	-	-
Total				428,500	175,000	603,500	-	-	375,000	375,000	-

5 Year Debt Maturities

	Amount
2026	-
2027	300,000
2028	75,000
2029	-
2030	-
2031 and Beyond	-
Totals	603,500

NOTE 6 – EQUITY

The Company has authorized 3,330,000 common shares with a par value of $0.0001 per share upon incorporation in June 2023, which was subsequently increased to 12,000,000 shares with the same par value later in 2023. As of December 31, 2025 and 2024, 11,050,000 shares were issued and outstanding.

Voting: Each outstanding common share is entitled to one vote per share on matters submitted to a vote of shareholders, except as otherwise provided in the Bylaws or Articles of Incorporation. Shareholders may vote all or a portion of their shares on a proposal, and in direct elections, are entitled to cumulate votes in accordance with statutory requirements.

Dividends: Dividends on common shares, if declared by the Board of Directors, may be paid in cash, property, or additional shares of capital stock, subject to applicable law and the Articles of Incorporation. The Board may establish reserves prior to dividend declaration for contingencies, repairs, or other purposes deemed beneficial to the Company.

The Company has authorized 29,970,000 preferred shares with a par value of $0.0001 per share upon incorporation in June 2023, which was subsequently decreased to 8,000,000 shares with the same par value later in 2023. As of December 31, 2025 and 2024, 1,948,837 shares were issued and outstanding.

Voting: Preferred shareholders have no voting rights.

Dividends: No specific dividend rights are provided in the Bylaws. Dividends, if any, are subject to declaration by the Board of Directors and applicable law.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 17, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

The informal line-of-credit arrangement that began in 2025 was formally documented on February 1, 2026, under a promissory note agreement with Green Mountain Properties LLC, establishing a $200,000 revolving credit facility bearing interest at 10% per annum.